NEWS RELEASE

Esperanza Increases Measured and Indicated Gold Resources by 61% at the Cerro Jumil Gold Project

Vancouver, British Columbia – September 11, 2012 - Esperanza Resources Corp. (TSX.V: EPZ) today reported an updated and increased gold and silver resource at its wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

Resource Highlights

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Measured and indicated (“M&I”) gold resources of 1.47 million ounces, an increase of 61% from the September 2010 resource.

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M&I gold grade of 0.91 grams per tonne (“gpt”), an increase of 10% from the September 2010 resource.

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M&I tonnes of 50.34 million tonnes, an increase of 46% from the September 2010 resource.

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M&I silver resources increased to 16.01 million ounces.

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An additional 7.97 million tonnes containing 0.17 million gold ounces and 2.79 million silver ounces are classified as inferred resources.

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The deposit remains fully oxidized and mineralization is open in several directions.

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The updated resource contains significantly more tonnes at a higher average grade than the September 2010 resource that was used as the basis of the September 2011 Cerro Jumil Preliminary Economic Assessment (“PEA”).

Cerro Jumil Project – Resource Estimate, June 30, 2012(1)

	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
Measured	30.36	0.97	9.63	0.94	9.40
Indicated	19.98	0.82	10.30	0.53	6.61
Measured and Indicated	50.34	0.91	9.89	1.47	16.01

Inferred	7.97	0.66	10.90	0.17	2.79

(1)

Resources have been estimated as of June 30, 2012 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The resource estimate was independently prepared by Riaan Herman Pr.Sci.Nat. of RHC Consulting. Riaan Herman is the Qualified Person as defined in NI 43-101 for this mineral resource estimate. The June 30, 2012 resource is presented at a cut-off grade of 0.3 grams per tonne gold-equivalent using assumed metal prices of $1,200 per gold ounce and $22.50 per silver ounce and having regard for metallurgical recoveries. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The updated resource incorporates all drilling undertaken at Cerro Jumil to the end of June 2012. It provides an update to the resource estimate announced in September 2010 that was used as the basis for the September 2011 PEA. The new resource estimate will form the basis for initial open-pit mine planning and reserve definition and will be incorporated into the feasibility study for Cerro Jumil that is currently in progress.

Over 22,000 metres of additional drilling subsequent to the September 2010 resource estimate has increased both the size and quality of the gold and silver resource at Cerro Jumil. Infill drilling has increased the confidence levels in the overall resource, improved the understanding and definition of the mineralization and confirmed overall higher gold and silver grades. Further, step-out drilling has expanded the area of mineralization and has contributed additional tonnes and ounces to the updated resource estimate.

Greg Smith, President and CEO, commented, “We are particularly pleased with the increase in both resource tonnes and average grade in this updated resource for Cerro Jumil. We expect this updated resource to positively influence the already strong economics estimated in the September 2011 Cerro Jumil PEA. With mineralization open in several directions and at depth, there are multiple opportunities for continued resource growth at Cerro Jumil.”

The new resource is reported at a cut-off grade of 0.3 gold-equivalent gpt and contains 50.34 million tonnes grading 0.91 gpt gold and 9.89 gpt silver in the measured and indicated category. There is an additional 7.97 million tonnes grading 0.66 gpt gold and 10.90 gpt silver in the inferred category. Metal prices used in the estimation are $1,200 per gold ounce and $22.50 per silver ounce. Complete tables of all resource categories at varying cut-off grades are attached to this news release.

As a result of additional drilling, the north-west silver dominant zone located adjacent to and overlapping the primary gold mineralized zone, has been incorporated into the updated Cerro Jumil resource estimate and will be included in the future open-pit mine plan and mine reserves. This higher grade silver resource was previously reported independent of the primary Cerro Jumil resource and was not included in the mine plan or economic analysis contemplated in the September 2011 PEA.

The updated resource was estimated based on the following:

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64,809 total metres of drilling in 362 drill holes, including 22,822 metres in 121 core holes and 41,987 metres in 241 reverse circulation holes;

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Independent checks and assessment of the drilling data, quality assurance and control results and geologic interpretation of the gold and silver mineralized and skarn altered zones;

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A three-dimensional geologically constrained grade block model;

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Drill hole defined grade continuity verified through variogram analysis;

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Assay grades capped at 6.5 gpt gold and 70 gpt silver, if greater than these values; and

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Gold and silver grade estimation by ordinary kriging.

Quality Control and Assurance

All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 gram nominal sample weight. Silver was analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).

The independent resource estimate complies with National Instrument 43-101 (“NI 43-101”) and Canadian Institute of Mining guidelines for reporting mineral resources.  Riaan E. Herman Pr.Sci.Nat., a Qualified Person as defined by NI 43-101 and an independent consultant, is responsible for the updated Cerro Jumil mineral resource estimate. A NI 43-101 compliant technical report supporting the updated resource is being prepared by RHC Consulting of Pretoria, South Africa and Associated Geosciences Limited of Calgary, Alberta and is expected to be available on SEDAR within 45 days.

William Bond, M.Sc., Geol. is the Qualified Person under NI 43-101 for the Company and is responsible for the contents of this news release.

The September 2011 PEA is available at www.epzresources.com.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

For further information, contact:

Esperanza Resources Corp.

Greg Smith, President and CEO

Toll Free: 1 866 890 5509

info@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Certain statements and information contained in this press release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this and other press releases include, but are not limited to statements and information regarding: the Company's future mining activities, the preparation of future reports, production and mine life; the Company's mineral resource estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, and working capital requirements.  Such forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and is filed on SEDAR at www.sedar.com.  The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE ESTIMATES

 The Company is subject to the reporting requirements of applicable Canadian securities laws, and as a result it reports mineral resources in accordance with Canadian reporting requirements for disclosure of mineral properties as set out in National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").  The requirements of NI 43-101 are materially different from the mineral reserve reporting requirements of the Securities and Exchange Commission (the "SEC") as set out in Industry Guide 7.  While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required to be disclosed by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report mineral resource estimates of any kind in the documents that they file with the SEC. Accordingly, the information contained in this press release concerning descriptions of mineralization and mineral resource estimates under NI 43-101 is not comparable to similar information that would be included in reports filed by U.S. companies with the SEC.  Investors are cautioned that they should not assume that all or any part of Measured or Indicated Resources will ever be converted into mineral reserves.  Further, investors should not assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  An Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Investors are, therefore, cautioned that they should not assume that all or any part of an Inferred Mineral Resource exists, or that it is economically or legally mineable.

Measured Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	14.19	1.44	10.19	0.66	4.65
0.5	25.53	1.09	9.82	0.89	8.06
0.3	30.36	0.97	9.63	0.94	9.40
0.2	32.25	0.92	9.50	0.95	9.85
0.1	36.25	0.83	9.04	0.96	10.53

Indicated Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	6.63	1.46	10.33	0.31	2.20
0.5	14.95	0.99	10.82	0.48	5.20
0.3	19.98	0.82	10.30	0.53	6.61
0.2	23.25	0.73	10.27	0.54	7.68
0.1	32.36	0.54	9.12	0.56	9.49

Measured and Indicated Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	20.82	1.45	10.23	0.97	6.85
0.5	40.48	1.05	10.19	1.37	13.26
0.3	50.34	0.91	9.89	1.47	16.01
0.2	55.49	0.84	9.82	1.50	17.53
0.1	68.62	0.69	9.08	1.53	20.02

Inferred Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	1.81	1.43	12.99	0.08	0.76
0.5	4.88	0.90	11.13	0.14	1.74
0.3	7.97	0.66	10.90	0.17	2.79
0.2	12.24	0.48	11.27	0.19	4.44
0.1	29.81	0.24	8.53	0.23	8.17

Some numbers may not sum due to rounding.